# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Treasure Global Inc, CIK 0001905956
CUSIP: 89458T205
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 276 5th Avenue, Suite 704 #739, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/21/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002020232

## Reporting persons
- MYUP Solution Sdn Bhd: type of reporting person: other (OO); citizenship or place of organization: Malaysia (N8); sole voting power 157,475; shared voting power 0; sole dispositive power 157,475; shared dispositive power 0; aggregate amount beneficially owned 157,475 (4.715% of the class)
  Comment: Percent of class is calculated based on 3,340,008 issued and outstanding shares on record with the Issuer's transfer agent as of August 21, 2024.

## Item 1. Issuer
Name of issuer: Treasure Global Inc
Address of issuer's principal executive offices: 276 5th Avenue, Suite 704 #739, New York, New York 10001.

## Item 2. Person Filing
Name of person filing: MYUP Solution Sdn Bhd
Address of principal business office or, if none, residence: E-12-02, Menara Suezcap 2, No.2, Jalan Kerinchi, Gerbang Kerinchi Lestari, 59200 Kuala Lumpur
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 157,475
Percent of class: 4.715%
Sole power to vote or to direct the vote: 157,475
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 157,475
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MYUP Solution Sdn Bhd: /s/ Se Toh Meng Yang, Se Toh Meng Yang, Director of MYUP Solution Sdn Bhd (04/04/2025)